UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Suite 420
                                  (No. and Street)

Topeka	KS	66609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristopher Miller   785-266-8333
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
                        (Name – if individual, state last, first, middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kristopher Miller_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Tandem Securities, Inc._____ , as

of __December 31_____ , 20 __18__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



NIKOLE WILKINSON
Notary Public - State of Kansas
My Appt Expires: 0/15/22

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Tandem Securities, Inc.

Financial Statements for the Year Ended
December 31, 2018
and Report of Independent Registered Public Accounting Firm



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Tandem Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tandem Securities, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tandem Securities, Inc.'s management. Our responsibility is to express an opinion on Tandem Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tandem Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Tandem Securities, Inx\c.'s auditor since 2016.

Maitland, Florida

January 28, 2019

Tandem Securities, Inc.

Statement of Financial Position
December 31, 2018

Assets

Cash	$	38,284
Commissions receivable		7,932
CRD account		73
Prepaid expenses		10,368
Property and equipment, net of accumulated depreciation of $24,237		1,481
Total assets	$	58,138

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	6,073
Commissions payable		8,319
Total liabilities		14,392

Stockholder's equity:

Common stock, no par value, 5,000 shares authorized, 1,000 shares issued and outstanding	$	15,000
Additional paid-in capital		91,140
Retained earnings (deficit)		(62,394)
Total stockholder's equity		43,746
Total liabilities and stockholder's equity	$	58,138

The accompanying notes are an integral part of these financial statements.

2

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2018

Note 1 - Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the State of Kansas.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2018.

Commissions Receivable

The Company uses the allowance for doubtful accounts method of valuing doubtful commissions receivable, which is based on historical experience coupled with a review of the current status of existing receivables. Based upon its review, management considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $1,000 and a useful life greater than one year. The Company's property and equipment consists of computer equipment and a website. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred: When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2018

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment are summarized by major classifications as follows:

	December 31, 2018
Equipment	$ 18,184
Website	7,534
	25,718
Less accumulated depreciation	(24,237)
Net property and equipment	$ 1,481

No depreciation expense was recorded in 2018.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a pass-through entity under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. The Company is generally not subject to income tax examinations for tax years before 2015.

Recently Adopted Accounting Pronouncements

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2018

Note 1 - Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Subsequent Events

Subsequent events have been evaluated by management of the Company through January 28, 2019.

Note 2 – Revenue from Contracts with Customers

The Company receives commissions from the sale of mutual funds and variable annuities. The Company may receive commissions that are paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. A liability to the Company's representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2018, the Company had net capital of $31,031 which was $26,031 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1.

Note 4 – Related Party Transactions

The Company has an expense sharing agreement with T&M Financial, Inc. (T&M). T&M is an entity owned by an immediate family member of the Company's shareholder and President. T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, reception of clients and parking. The Company is billed for actual postage and photocopying costs.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2018

Note 4 – Related Party Transactions (continued)

The Company's portion of shared payroll and benefits expenses was 50% for the President (and Shareholder) and his assistant for January 1, 2018 through October 31, 2018, and 100% for the remainder of the year ended December 31, 2018. In addition, the Company's portion of shared payroll and benefits expenses for two shared employees was 100% for the year ended December 31, 2018. These percentages are an estimate of time these employees spent on Company operations.

The total amounts incurred by the Company to T&M during 2018 were $38,057 related to payroll and benefits and $3,465 for postage and photocopying. The amount due to T&M Financial at December 31, 2018 was $6,073, and is reported in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

Amounts incurred to the President of the Company and family members of the President of the Company in commissions during 2018 was $753,501. The amount due to the President of the Company and family members of the President of the Company at December 31, 2018 was $3,983 in commissions payable.

Note 5 – Lease Commitments

The Company leases software under the terms of a month-to-month operating lease that is cancellable at any time. Software lease expense for 2018 was $8,400.

Note 6 – Concentrations

Commission income generated through one carrier constituted approximately 90% of total revenues.

Note 7 – Commitments and Contingencies

The Company has no other commitments and contingencies except as noted above in Note 4.